December 12, 2025
Via EDGAR Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Energy & Transportation
Attn: Irene Barberena-Meissner

Re:	Sable Offshore Corp.
Registration Statement on Form S-3
Filed December 3, 2025
File No. 333-291909
To the addressee set forth above,
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 16, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Sable Offshore Corp. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420 or in his absence, Shawn M. Quinn at (212) 906-4685, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Sable Offshore Corp.

/s/ Gregory D. Patrinely
Name: Gregory D. Patrinely
Title: Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Sable Offshore Corp.
Ryan J. Maierson, Latham & Watkins LLP